CLASS A DISTRIBUTION PLAN

ADDENDUM TO SCHEDULE

CALVERT RESPONSIBLE INDEX SERIES, INC.

Calvert U.S. Large Cap Growth Responsible Index Fund
Calvert U.S. Large Cap Value Responsible Index Fund

Class A Distribution Plan expenses incurred by the above-listed Funds pursuant to this Plan may not exceed, on an annual basis, 0.50% of each Fund’s daily net assets.

Effective Date: June 19, 2015